Exhibit 99.1

As of February 17, 2015 any “group” formed by the Reporting Person, on the one hand, and Prof. Dr. Melvyn Little, Deutsches Krebsforschungszentrum, AGUTH Holding GmbH, KfW, tbg Technologie-Beteiligungs-Gesellschaft mbH, SGR Sagittarius Holding AG, OrbiMed Associates III, LP, OrbiMed Private Investments III, LP, Novo Nordisk A/S and LSP III Omni Investment Coöperatief U.A. (collectively, the “Existing Entities”), on the other hand, was dissolved. Beginning with this filing, all further filings with respect to transactions in common shares will be filed, if required, separately by the Reporting Person on the one hand and the Existing Entities on the other hand.